Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

GTCR VALOR COMPANIES, INC. EXTENDS TENDER OFFER FOR

VOCUS, INC. UNTIL MAY 30, 2014

CHICAGO – May 21, 2014 – GTCR Valor Companies, Inc. (“GTCR”) announced today that its subsidiary, GTCR Valor Merger Sub, Inc. (the “Purchaser”), by agreement with Vocus, Inc. (NASDAQ: VOCS) (“Vocus”), extended its previously announced tender offer to purchase all outstanding shares of common stock of Vocus at a price of $18.00 per share, net to the seller in cash, without interest and less any applicable withholding tax, until 9:30 a.m., New York City time, on Friday, May 30, 2014, unless the tender offer is further extended or earlier terminated. The tender offer had been previously scheduled to expire at 9:30 a.m., New York City time, on May 21, 2014.

GTCR also announced that the marketing period, which commenced on April 30, 2014 and the completion of which was a condition to the tender offer, was completed. As a result of the completion of the marketing period, the related condition to the tender offer has been satisfied.

The depositary for the tender offer has advised that, as of the close of business on May 20, 2014, a total of approximately 18,244,667 shares of Vocus’s common stock, or approximately 84% of Vocus’s outstanding shares of common stock, had been validly tendered into, and not properly withdrawn from, the tender offer, including 1,077,435 shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee.

Additional Information and Where to Find It

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Vocus’s common stock. The solicitation and the offer to buy shares of Vocus’s common stock is being made pursuant to an offer to purchase and related materials that GTCR and the Purchaser filed with the Securities and Exchange Commission on April 18, 2014. GTCR and the Purchaser have also filed a tender offer statement on Schedule TO, as amended, with the Securities and Exchange Commission in connection with the commencement of the offer, and Vocus has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. The tender offer statement (including the offer to purchase, related letters of transmittal and other offer documents) and the solicitation/recommendation statement, each as amended, contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials (and all other materials filed by GTCR, the Purchaser or Vocus with the Securities and Exchange Commission) are available free of charge at the website of the Securities and Exchange Commission at www.sec.gov, or from MacKenzie Partners, Inc., the information agent named in the tender offer materials, at (800) 322-2885 or tenderoffer@mackenziepartners.com.